1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	✓

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

Taiwan Semiconductor Manufacturing Company Limited
For the month of September 2004

This is to report 1) the changes in the shareholding of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM) ; 2) the pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC ; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of September 2004.

1)	The changes in the shareholding of our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

		Number of	Number of
		shares held as of	shares held as of
Title	Name	August 31, 2004	September 30, 2004	Changes
Chairman & CEO	Morris Chang	122,693,152	122,793,152	100,000
Director & Deputy CEO	F. C. Tseng	40,959,167	40,789,167	-170,000
Director, President & COO	Rick Tsai	25,504,756	25,307,273	-197,483
Senior Vice President	Kenneth Kin	3,401,256	3,381,256	-20,000
Vice President	Mark Liu	9,857,631	9,727,631	-130,000
Vice President	J. B. Chen	6,989,916	6,899,916	-90,000
Vice President	Ping Yang	6,494,686	6,284,686	-210,000
Senior Director	L.C. Tu	7,634,026	7,623,026	-11,000

2)	The pledge and clear of pledge of TSMC common shares by our directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares : None.

3)	The acquisition of assets:

Description of assets	Purchase price
Manufacturing Equipment	NT$	2,969,616,233
Facility and engineering equipment	NT$	505,451,205
Shinkong Chi-Shin Fund	NT$	500,000,000
NITC Bond Fund	NT$	600,000,000
NISSAN AUTO RECEIVABLES OWNER TRUST (ABS)	US$	11,998,729
China Steel Corporation Bonds	NT$	1,095,502,703

4)	The disposition of assets : None.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 26, 2004	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer